OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-27377

CUSIP NUMBER
929251106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
W Holding Company, Inc.

Full Name of Registrant

Former Name if Applicable
19 West McKinley Street

Address of Principal Executive Office (Street and Number)
Mayaguez, Puerto Rico 00680

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The delay is due to the need for additional time to complete W Holding Company, Inc.’s (the “Company”) audit of its financial statements for the fiscal year ended December 31, 2008. As previously reported on the Company’s Current Report on Form 8-K filed on January 30, 2009, the Company determined not to reappoint Deloitte & Touche LLP as the Company’s independent registered public accounting firm and instead, as of January 28, 2009, the Company engaged BDO Seidman, LLP (“BDO Seidman”) as its independent registered public accounting firm. As a result of the recent appointment of BDO Seidman and the Company’s focus on completing the 2008 audit, the Company is unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lidio V. Soriano	(787)	834-8000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☑ No

The Registrant did not timely file its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2008 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

Due to the recent change in the Company’s independent registered public accounting firm, the Company needs additional time to complete its financial statements for the period ended March 31, 2009 and the audit of its

2008 financial statements. Although such results have not been fully determined at this time, based on its most recent unaudited financial data, the Company expects a significant change in its results of operations for the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008. The following table provides preliminary unaudited summary financial data for the quarterly period ended March 31, 2009 and comparative data for the corresponding period in 2008.

	Quarter Ended March 31,
	2009	2008
	UNAUDITED FINANCIAL DATA
	(In Thousands)
Interest Income	$161,054	$225,293
Interest Expense	132,327	178,829

Net Interest Income	28,727	46,464
Provision for Loan Losses	(6,204)	(14,700)
Noninterest Income	29,503	12,972
Noninterest Expense	43,576	44,613

Income before Income Taxes	8,450	123
Income Tax Provision (Credit)	3,455	(41,352)

Net Income	$4,995	$41,475

As shown above, preliminary unaudited net income for the quarter ended March 31, 2009 was approximately $5 million, compared to preliminary unaudited net income of approximately $41 million for the same quarter in 2008. Preliminary unaudited income before taxes for the quarter ended March 31, 2009, was approximately $8.5 million compared to a preliminary unaudited income before taxes of approximately $0.1 million for the same period in 2008. The increase in income before taxes was mainly due to an increase in non-interest income coupled with a decrease in the provision for loan losses offset in part by a decrease in net interest income. The increase in noninterest income of $17 million was primarily driven by the sale of investment securities during the first quarter of 2009. No such sales occurred during the same quarter in 2008. Net interest income decreased to $29 million for the quarter ended March 31, 2009 from $46 million for the same quarter in 2008. Net interest income was adversely impacted by lower loan yields, resulting from non-accrual loans and from the repricing of variable-rate construction and commercial loans. The decrease in net income for the quarter ended March 31, 2009 was primarily due to negotiated tax agreements with local and federal authorities that yielded a benefit of $33 million during the same quarter in 2008.

The information for the quarterly periods ended March 31, 2009 and 2008 set forth above is unaudited and should be considered preliminary, and all information presented is subject to change pending completion of the audits for such periods. Actual results may differ materially.
W Holding Company, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 8, 2009	By:	/s/ Lidio V. Soriano

	Name:	Lidio V. Soriano
	Title:	Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).